'Work is never going back to what it once was:' Veteran tech CEO Bill McDermott says the coronavirus crisis is turbocharging the rise of the digital workplace

Benjamin Pimentel Mar 23, 2020, 3:37 PM


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ServiceNow CEO Bill McDermott. ServiceNow

The veteran tech leader Bill McDermott, the CEO of the cloud giant ServiceNow who once led SAP, said the coronavirus crisis would bring a dramatic shift to a digital workplace.

"What we're seeing now is a massive realization that work is never going to go back to what it once was," he told Business Insider.

- **He said businesses and governments that have embraced digital tools to give their employees more flexibility in the way they work would fare better than those that have not.**
- **"What's fascinating is productivity has actually gone up from home," he said. "It actually surprised me."**
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The veteran technology executive Bill McDermott thinks the coronavirus crisis is a shock event that will turbocharge the rise of the digital workplace.

"What we're seeing now is a massive realization that work is never going to go back to what it once was," he told Business Insider. "The reality is this is a new reality. This is one of those major moments where everything is going to change."

McDermott is the CEO of ServiceNow, which offers cloud tools to automate a business' workflow and operations. He took on the role

The pandemic has forced a dramatic shift in the way people work with millions of employees who are required to work remotely to slow the spread of COVID-19, the disease caused by the coronavirus. McDermott said the situation underscored the importance of digital systems and tools that give people more flexible options in their work.

Throughout the world, companies and public agencies are turning to different digital platforms, such as ServiceNow, Zoom, and Slack, to connect with employees.

"If you think about all the internal meetings that take place, people flying to different locations, not just the health and safety risks associated with that but also the cost risk associated with that, all those things that are going to now be viewed in a different lens," he said.

McDermott said the shift quickly became evident to him as his team responded to the crisis, including fielding inquiries from customers.

said. "Sometimes the customer is enabled for that, and sometimes they aren't."

Businesses and government agencies that have embraced new technologies are clearly adapting faster and easier to the drastic change, McDermott said. Businesses "that are wedded to nondigital business models or that have not digitized their workflows" will likely face more challenges in this time of crisis, he said.

"Many companies today are still nondigital. Their workflows are paper-based, and they're doing things to spreadsheets and paper-based processes. These are proving inadequate at a time when the world is vulnerable to shocks like the coronavirus crisis," he said.

"They have to reorient work based upon dealing with different dilemmas or opportunities, such as COVID-19," he added. "And if it's not COVID-19, it'll be something else next year."

McDermott said the sudden shift to remote workplaces has produced some surprises within his organization.

In many cases, meetings and coordination activities have gone much smoother, McDermott said.

"Because we're urgently on the case, it actually adds to the value because you get to the punch line of what needs to be done quicker," he said. "And the customer, because they're in a crisis, appreciate that 10 times more. I think the reverberations of this will live on in the world of work in the new workplace. I think people will really start thinking about their work life in an entirely holistic way as a result of this crisis."

Got a tip about ServiceNow or another tech company? Contact this reporter via email at bpimentel@businessinsider.com, message him on Twitter @benpimentel, or send him a secure message through Signal at (510) 731-8429. You can also contact Business Insider securely via SecureDrop.

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